EXHIBIT 10.2
PERSONAL & CONFIDENTIAL
July 22, 2008
Kevin R. Johnson
RE: Offer of Employment
Dear Kevin:
On behalf of the Board of Directors, I am delighted to extend an offer to you to join Juniper Networks (“Juniper” or the “Company”) as Chief Executive Officer. This letter will confirm the terms of your employment with the Company as follows:
Position: Upon the commencement of your employment, you will serve as Chief Executive Officer, with all of the authority and responsibilities provided by the bylaws of the Company and customarily associated with that position, reporting to the Company’s Board of Directors (the “Board”).
Board of Directors: Upon the commencement of your employment you will be elected to the Company’s Board.
Base Salary: In consideration of your services, you will be paid an annual base salary at a rate of $800,000 which will be paid semi-monthly in the amount of $33,333.33 less applicable taxes, deductions and remittances, in accordance with the Company’s normal payroll processing. The Board, or a committee thereof, shall review your base salary at least annually.
Hiring Bonus: In addition and subject to your commencing employment, you will be entitled to receive hiring bonuses totaling $5,000,000 in three annual increments as follows: $1,500,000 for the first year of service, $1,500,000 for the second year of service, and $2,000,000 for the third year of service. (In each case, less applicable withholding at the supplemental tax rate). The bonus for the first year will be paid to you no later than the time of your second regular paycheck. Each subsequent annual increment will be paid in the first paycheck following the applicable anniversary of your start date. Should you voluntarily terminate your employment or if or your employment is terminated by Juniper with Cause (as defined below), you will not receive any of the future increments and you will be responsible for repayment (prorated) to the Company of the bonus amount for the service year in which the termination occurs, where the amount to be repaid is equal to the portion of the full year of service to Juniper that is not completed (for avoidance of doubt, no amount shall be repayable with respect to full service years completed prior to the year in which the termination occurs).

1.

Annual Cash Incentive Bonus:  You will be eligible to participate in the Juniper Annual Incentive Bonus Plan with an annualized cash bonus target of 150% of your base salary (the “Annualized Bonus Target”), prorated for duration of your service to the Company in 2008.  The Board, or a committee thereof, shall review your Annualized Bonus Target at least annually. Additional information about the plan, company goals, and objectives will be available to you after the start of your employment.  The plan and funding schedule is subject to change at any time during the plan year.
Long-Term Incentive Plan (LTIP) Awards: You will be eligible to participate in the Company’s Long-Term Incentive Plan which includes annual grants of Stock Option and Performance Share Awards as determined by the Compensation Committee of the Board. You will be eligible for Performance Share Awards under the LTIP, beginning with the annual grants scheduled to be made under the LTIP in the first quarter of 2009 that relate to performance targets starting with 2009. You are eligible for Stock Option Awards under the LTIP beginning with the annual grants scheduled to be made under the LTIP in the first quarter of 2010. Any LTIP Awards will be additional to the New Hire Stock Option and New Hire Performance Share Awards described below that will be granted to you shortly following your commencement of employment.
New Hire Stock Options: An initial non-statutory option (the “Initial Option”) to purchase 1,400,000 shares of Juniper Common Stock will be granted to you under the terms of the Company’s 2006 Equity Incentive Plan and related forms (the “Plan”). The Initial Option will have a term of seven (7) years from the date of grant (the “Grant Date”). Your right to exercise the Initial Option will vest cumulatively over a period of four years so long as you remain an employee of the Company, with 12/48ths of the shares vesting on the one-year anniversary of the Grant Date and 1/48th vesting each month thereafter. This Initial Option will be granted effective upon on the third Friday of the month occurring after your commencement of employment (for example, if you were to commence employment on September 1, the option would be granted on September 19. If you commenced employment on August 25, the option would be granted on September 19).
In addition, another non-statutory option to purchase 200,000 shares JNI Common Stock will be granted to you under the Plan at the same time as the Initial Option. This option will have a term of seven (7) years from the date of grant. Your right to exercise the option will vest over time so long as you remain an employee of the Company, with 12/48ths of the shares vesting on March 1, 2010 and 1/48th of the shares vesting each month thereafter.
New Hire Performance Shares:  At the same time as the Initial Option is granted, you will be granted under the Plan a performance share award (the “Hiring Performance Shares”) with an aggregate target of 335,000 shares of Juniper Common Stock, divided into an initial target for 2008 of 35,000 shares and four annual targets of 75,000 shares for each year from 2009 through 2012.  The exact number of Hiring Performance Shares that you will ultimately receive with respect to each year will be determined based on achievement of certain Company performance targets for 2008, 2009, 2010, 2011, and 2012, as determined by the Compensation Committee of the Board. Following each fiscal year, the number of shares you will receive with respect to that fiscal year will be calculated and the resulting shares issued to you will be fully vested.
Relocation Assistance:  In conjunction with your relocation to the Sunnyvale area, Juniper will reimburse costs for a house-hunting trip lasting no more than 5 days for you and your spouse. The Company will also provide one-way transportation for you and your eligible dependents per the Company’s Travel Policy, including 15 days of car rental and 60 days of temporary housing.

2.

Additional Company-paid long-term business housing in Sunnyvale will be provided for up to 12 additional months until your family relocates to Sunnyvale. You are eligible to receive packing, shipment, insurance and storage for 60 days of eligible household goods, a taxable relocation allowance of US$7,500 and up to 3 days of Settling In Assistance (collectively, “Household Relocation Expenses”). All of the foregoing relocation benefits will be grossed up for federal and state taxes.
Home Sale Assistance for your primary residence will be provided through the Buyer Value Option (“BVO”) real estate agent commissions and closing costs program and will be coordinated by the Company’s relocation service provider.  To be eligible for the BVO program, the listing agreement for your home must be signed with a Company-approved real estate agent and your home must meet certain criteria as specified in the BVO Home Sale relocation policy addendum (attached hereto as Exhibit A).  The BVO Home Sale relocation policy addendum states that “Juniper Networks reserves the right to exclude or disqualify any homes from the home sale program when the features of the home or property have adverse impact on the re-salability” and then provides a list of various such features. Juniper understands that your home at the address listed at the top of this letter has a market value in excess of several million dollars. Notwithstanding anything in the BVO Home Sale relocation policy addendum to the contrary, Juniper agrees that the following will not constitute features that Juniper can invoke to exclude or disqualify that home from the home sale program: the price of the home, the cost of insurance premiums for a home of that price, the difficulty of marketing or selling a home of such value, the acreage of the home, or the availability of conventional financing to purchase a home of that price. New Home Purchase assistance in Sunnyvale will be provided in the form of reimbursement of reasonable and customary non-recurring closing costs up to 2% of the new loan amount and a 3-2-1 thirty-six month mortgage interest buy down (“New Home Purchase Assistance”). All arrangements must be made through the Company’s relocation service provider.  The amounts covered by that reimbursement are currently tax deductible items. Juniper will gross up for federal and state taxes that portion of those reimbursed expenses for which you experience an out-of-pocket cost, after taking into account the deductibility of those reimbursements, up to a maximum of $500,000. Such gross up will be paid after you provide sufficient and reasonable documentation to enable Juniper to calculate and verify the amount to be paid. Finally, as the BVO home sale assistance is an expense borne by the Company and is not a taxable benefit to you, no gross up relating to that portion of the relocation package is provided or appropriate).
Should your employment be terminated for Cause (as defined in your Severance Agreement) or should you voluntarily terminate your employment (other than for “Good Reason” as permitted under your Change in Control Agreement with Juniper) prior to completing three full years of service after the completion of your relocation, you will be responsible for pro-rated repayment of relocation expenses where the amount to be repaid is equal to the portion of the three full years of service to JNI that is not completed.  No repayment is required should your employment be terminated by Juniper without Cause or should you resign from your employment with Juniper for Good Reason under your Change in Control Agreement. You may utilize the Household Relocation Expenses, BVO Program, and New Home Purchase Assistance only once, but you may do so at any time during the first three years of your employment with the Company, at your discretion. Notwithstanding any language in the Juniper Domestic Relocation Policy (or any other policies) to the contrary, all expense reimbursements must be submitted within 12 months of when incurred. The provisions of this relocation section of this offer letter shall supersede and govern over any inconsistent or conflicting provisions (including but not limited to, provisions relating to repayment of relocation expenses) that may be contained in Juniper’s Domestic Relocation Policy or any other applicable policies of Juniper.

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For more details, a copy of the relocation policy and to initiate the relocation process, please contact Juniper’s relocation consultant at Juniper@primacy.com.
Severance and Change in Control. Contemporaneously with your commencement of employment, the Company will enter into a Severance Agreement (attached hereto as Exhibit B) with you, under which you will be eligible to receive certain severance benefits in the absence of a Change in Control. Also contemporaneously with your commencement of employment, the Company will enter into a Change in Control Agreement (attached hereto as Exhibit C) with you, to provide certain severance benefits to you in certain circumstances related to a Change in Control (as defined therein). The Plan currently contains language imposing certain minimum vesting periods with respect to Restricted Stock, Performance Shares, Restricted Stock Units, and Deferred Stock Units (the “Minimum Vesting Restrictions”). In the event that any of the provisions of the Plan would prevent you from receiving a portion (the “Shortfall Amount”) of the entire amount of acceleration of Restricted Stock, Performance Shares or Restricted Stock Units or Deferred Stock Units which would otherwise accelerate under the Change in Control Agreement, then with respect to the Shortfall Amount: (i) 90% of the Shortfall Amount of shares shall accelerate and (ii) Juniper will pay you an amount of cash equal to the closing market price of a share of Juniper’s common stock on the date of your termination of employment multiplied by the number of shares equal to 10% of the Shortfall Amount. Notwithstanding the foregoing, if any portion of the 90% of the Shortfall Amount of shares to be accelerated pursuant to the foregoing provision may not be accelerated for any reason due to the Minimum Vesting Restrictions, Juniper will pay you an amount of cash equal to the closing market price of a share of Juniper’s common stock on the date of your termination of employment multiplied by such number of shares that may not be accelerated. Any cash payments made pursuant to the foregoing provisions will be made at the same time as the cash severance amounts payable under the Change in Control Agreement. Juniper will fully indemnify you and make you whole with respect to any and all claims that may be made by any person or entity that any acceleration of vesting of any portion of the Shortfall Amount is in violation of the Plan’s Minimum Vesting Restrictions.
Benefits and Expenses: You will be entitled to receive the employee benefits made available to other employees and officers of the Company to the full extent of your eligibility. We have put a great deal of emphasis on our benefits, and expect that they will continue to evolve as we grow and as the needs of our people and their families change. Juniper shall reimburse you for all reasonable business and travel expenses actually incurred or paid by you in the performance of your services on behalf of the Company, in accordance with the Company’s expense reimbursement policy as from time to time in effect.
Proprietary Information Agreement: Upon commencement of your employment, you will sign the Company’s standard employee confidentiality, invention assignment and non-competition agreement in the form of Exhibit D.
Confidentiality: Until such time as the Company discloses the contents of this agreement in a filing with the Securities and Exchange Commission, neither party shall disclose the contents of this agreement without first obtaining the prior written consent of the other party (except for the above-referenced filing by the Company), provided, however, that you may disclose this agreement to your attorneys, financial planners and tax advisors if you require such persons to keep the terms hereof confidential, or otherwise as required by law.
Arbitration: Any claim, dispute or controversy arising out of this Agreement, the interpretation, validity or enforcement of this Agreement or the alleged breach thereof shall be submitted by

4.

the parties to final, binding and confidential arbitration by the American Arbitration Association (“AAA”), in San Francisco, California, conducted before a single arbitrator under the then-applicable AAA rules. By agreeing to this arbitration procedure, you and the Company waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The Company shall pay all AAA arbitration fees, except the amount of such fees equivalent to the filing fee you would have paid if the claim had been litigated in court. Nothing in this offer letter is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration, including but not limited to any disputes or claims relating to or arising out of the misuse or appropriation of the Company’s trade secrets or confidential and proprietary information. Judgment may be entered on the award of the arbitration in any court having jurisdiction.
Right to Work Documentation: For purposes of federal immigration law, you will be required to provide the Company with documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided within three business days of your date of hire with the Company, or our employment relationship with you may be terminated. A complete list of acceptable documents is provided with this offer. Please bring the appropriate documents on your first day of employment to insure legal employment
At-Will Relationship: If you choose to accept this offer, your employment with Juniper will be voluntarily entered into and will be for no specified period. As a result, you will be free to resign at any time, for any reason or for no reason, as you deem appropriate. Juniper will have a similar right and may conclude its employment relationship with you at any time, with or without cause.
Entire Agreement and Miscellaneous: This agreement, together with all exhibits and agreements incorporated by reference herein, forms your complete and exclusive agreement with the Company concerning the subject matter hereof. The terms in this agreement supersede any other representations or agreements made to you by any party, whether oral or written, and in the event of any conflict between the terms of this agreement and the Severance Agreement or Change in Control Agreement, this letter agreement shall govern. The terms of this agreement cannot be changed (except with respect to those changes expressly reserved to the Company’s discretion in this letter) without a written agreement signed by you and a duly authorized member of the Company’s Board (or an officer of the Company specifically authorized by the Board to sign such an agreement). This agreement is to be governed by the laws of the state of California without reference to conflicts of law principles. In case any provision contained in this agreement shall, for any reason, be held invalid or unenforceable in any respect, such invalidity or unenforceability shall not affect the other provisions of this agreement, and such provision will be reformed, construed and enforced so as to render it valid and enforceable consistent with the general intent of the parties insofar as possible under applicable law. With respect to the enforcement of this agreement, no waiver of any right hereunder shall be effective unless it is in writing. This agreement may be executed in more than one counterpart, and signatures transmitted via facsimile shall be deemed equivalent to originals.

5.

If you wish to accept this offer, please sign below and fax the signature page my attention. This offer will be valid until July 25, 2008 after which we will consider this offer closed. This offer is contingent upon your commencing employment with the Company on or prior to September 8, 2008.
I speak not only for myself but for all of us at Juniper in welcoming you to our company and to our community. It will be a pleasure to work together and under your leadership. Welcome aboard!
Very truly yours,
/s/ Scott Kriens
Scott Kriens
Chairman of the Board
Juniper Networks, Inc.
I accept the terms of this letter and agree to keep the terms of this letter confidential.

/s/ Kevin R. Johnson	July 23, 2008

Signature	Date Signed
Start date: Monday, September 8, 2008

6.

HOME SALE ASSISTANCE
To be eligible for Home Sale Assistance, Juniper Networks employees are required to use the services of a Primacy-approved real estate agent in the sale of their ‘old’ home and purchase of their ‘new’ home. For this reason, employees should not contact a real estate agent in the destination location until they have spoken with their Primacy Relocation Consultant, who will provide them with contact information of at least two approved agents in the new location.
MARKETING AND LISTING THE HOME
The marketing assistance program has been designed to ensure a marketing strategy is always in place on the home. The Consultant will work in partnership with the real estate agent to monitor the entire listing effort, including a review of homes currently listed in the marketplace and evaluation of recently closed properties. This program also includes pro-active strategy calls, follow-up on buyer and agent feedback, follow-up on advertising and open house events. Recommendations to adjust the pricing, advertising, terms, or conditions will also be a part of this program.

➢	After two Primacy-approved real estate brokers are chosen by the employee, Primacy will order Broker’s Marketing Analyses (BMA’s) from each of the real estate agents to assist in determining a potential list price and most probable sales price.

➢	When the Listing Agreement is executed, it must include an “Exclusion Clause” as provided to the real estate agent by the Consultant.

➢	The Listing Agreement should not include any commission greater than the local norm, administrative fees, or non-customary fees, as these are not covered by Juniper Networks.

➢	It is recommended that the home be listed within 100 — 105% of the average of the BMA values on the home to ensure the home is priced competitively.

➢	Employees must not sign any offer contracts or accept any deposit money from any potential buyers as this will jeopardize the home sale program.
ELIGIBILITY OF HOME
Home sale expenses will be paid by Juniper Networks if the following criteria are met:
➢	The property is the employee’s primary residence.

➢	The employee is the titled owner prior to acceptance of the relocation offer from Juniper Networks.

➢	The home has clear and marketable title.

➢	The home is a single-family dwelling, town home, or condominium that is owner-occupied.
Juniper Networks reserves the right to exclude or disqualify any homes from the home sale program when the features of the home or property have adverse impact on the re-salability. The following is a non-inclusive list:

➢	Income- producing properties	➢	Homes with zoning or easement disputes or building code violations
➢	Multi-family dwellings	➢	Uninsurable or high insurance cost homes
➢	Co-operatives	➢	Homes with pathogenic or toxic mold
➢	Vacation homes	➢	Homes in a legal dispute
➢	Mobile/Modular/Manufactured homes	➢	Geodesic dome homes, earth-berm homes
➢	Homes with composite board siding	➢	Houseboats
➢	Homes with synthetic stucco/dryvit	➢	Registered historic homes
➢	Homes under construction	➢	Homes in questionable condition or with severe marketability issues.
➢	Homes that cannot obtain conventional financing	➢	Homes containing or located on hazardous substances (radon,
➢	Homes on property with excessive acreage (5 or more acres)		asbestos, lead paint, urea, formaldehyde, etc.

Juniper: Home Sale Addendum	Effective 1/1/06

DISCLOSURE
➢	Condition of the property must be fully disclosed to Primacy, including any defect(s) that may affect the property value, habitability or desirability.

➢	All inspections and reports must be disclosed to Primacy and any potential buyers.
➢	The employee is held responsible for any repairs or defect corrections and any possible litigation if complete and accurate information is not disclosed.
INSPECTIONS AND REPAIRS
➢	Primacy will order a general home and termite inspection on the home.

➢	Additional inspections, as required, may be ordered, such as heating and air conditioning systems, roofs, pools, spas, septic systems, wells, synthetic stucco or composite board siding, mold, hazardous substances, etc.

➢	Primacy Relocation reserves the right to order additional inspections to determine program eligibility based on feedback from the Property Disclosure Statement prepared by the employee and/or the real estate agent.

➢	The Consultant will review all inspection reports with you and forward copies to the listing agent for proper disclosure to any potential buyers. All inspection results will be disclosed to buyers.

➢	Primacy Relocation, as the buyer of the property and at its sole discretion, may require all repairs to be completed prior to purchase.

➢	In some instances, the amount of the repairs may be withheld from the equity based on a guaranteed repair bid by a licensed contractor.

➢	Required repairs are the employee’s personal responsibility and will not be paid or reimbursed by Juniper Networks.

➢	If, in the inspection process, it is discovered that the necessary repairs may impact the marketability of the home, Juniper Networks reserves the right to remove the home from the Buyer Value Option Program at any time. (Benefits under “Ineligible Homes” would apply)
BUYER VALUE OPTION HOME SALE
Under the Buyer Value Option program, the employee, with assistance from Primacy Relocation, markets the home seeking a bona fide written offer in the market place. Once a buyer’s bona fide offer is received and the terms are agreed upon, Primacy Relocation acting on behalf of the employer, will make an offer to purchase the home from the employee at the “buyer value” established by the outside buyer’s bona fide offer. The employee sells the home to Primacy Relocation and in turn, Primacy Relocation sells it to the buyer. The program as outlined below must be explicitly followed for the home sale expenses to be considered non-taxable.
➢	DO NOT accept any money from the potential buyer or sign any purchase contracts. Doing so will jeopardize the home sale program.

➢	The Consultant will be part of the negotiation process until an acceptable offer is obtained, all disclosures and necessary documentation is received, and buyer’s qualifications are confirmed. (Please be patient as certain steps and documentations are required as part of this homesale program.

➢	When a qualified purchaser is found and the terms of the offer are agreeable to both the employee and Primacy, a BVO Home Sale Offer will be extended by Primacy Relocation to match the price and terms of the buyer’s offer in a two-sale transaction.

➢	The sales price and all conditions of sale are subject to approval by Primacy Relocation.

➢	The potential buyer’s contract must not have any unusual contingencies, such as the sale of another home or anything that would unduly increase the risk of the sale falling through, and must be contracted to close within 45 days.

Juniper: Home Sale Addendum	Effective 1/1/06

➢	The BVO Home Sale Contract will be forwarded to you for signature and notarization by all parties listed on title. This Contract is “subject to” the completion of repairs required as a result of the inspection results as well as clear and marketable title.
➢	Juniper Networks will not pay for any buyer’s closing costs, repairs, allowances, home warranties, or buyer’s concessions of any sort. If negotiated, these will be deducted from the original sales price to determine a “net” sales price.
CLOSING THE SALE
➢	Primacy will close the sale with the employee, calculating and funding the equity due the employee based on the “pro-rate date”. The pro-rate date is either the date the Buyer Value Option Home Sale Offer is executed by Primacy or the vacate date from the property, whichever is later.
➢	Once the sale has closed between the employee and Primacy, and the home is vacated, Primacy Relocation will assume all responsibility for the property.
VACATING THE HOME
➢	Possession of the home may be retained following the execution of the BVO Home Sale Contract with Primacy through the date of Primacy’s closing with an outside buyer.
➢	During this period, Primacy requests cooperation in providing access to the home for inspections, appraisals, and other needs.
➢	All costs associated with the home, including the mortgage payment(s), taxes, insurance, maintenance, utilities, repairs, etc. are the responsibility of the employee until the vacate date.
EQUITY DISBURSEMENT
➢	Equity will be paid after the home is sold to Primacy or the home has been vacated, whichever is later.
➢	Negative equity exists when the amount of indebtedness exceeds the sales price of the home. If a negative equity situation exists on the home, the amount must be paid in full, through certified funds, prior to Primacy prior to taking over responsibility of the home or the closing of a sale to the buyer.
ASSISTANCE FOR INELIGIBLE HOMES
If the home has been determined to be ineligible for the Buyer Value Option Home Sale Program, the employee must sell and close the home on their own, however, the marketing assistance program is still available through Primacy Relocation. This ensures that a marketing strategy is in place on the home. In addition, the employee is still required to list the home with a Primacy approved real estate agent.
Reimbursement includes:
➢	Real estate commission not to exceed the norm for the area and normal and customary seller’s closing costs as determined by Primacy.
Once the home has closed, submit the HUD-1 settlement statement along with a Relocation Expense Reimbursement form to Primacy
When the home is determined “ineligible” by Juniper Networks for the Buyer Value Option Home Sale Program, tax assistance for the eligible closing costs will be provided.

Juniper: Home Sale Addendum	Effective 1/1/06

Exhibit B
JUNIPER NETWORKS, INC.
SEVERANCE AGREEMENT
     This Severance Agreement (the “Agreement”) is made and entered into by and between Kevin Johnson (the “Employee”) and Juniper Networks, Inc., a Delaware Corporation (the “Company”), effective as of September ___, 2008 (the “Effective Date”).
RECITALS
     1. The Compensation Committee believes that it is imperative to provide the Employee with certain severance benefits upon certain terminations of employment. These benefits will provide the Employee with enhanced financial security and incentive and encouragement to remain with the Company.
     2. Certain capitalized terms used in the Agreement are defined in Section 6 below.
AGREEMENT
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
     1. Term of Agreement. This Agreement may not be amended or terminated by the Company prior to January 1, 2013 without the Employee’s written consent. The Company reserves the right to amend or terminate this Agreement or the benefits to be provided to Employee hereunder at any time effective from and after January 1, 2013; provided, however, that no such amendment or termination shall be effective unless at least twelve (12) months prior written notice of such amendment has been provided to the Employee. Following the Employee’s termination of employment, this Agreement will automatically terminate as of the date that all of the obligations of the parties hereto with respect to this Agreement, if any, have been satisfied.
     2. At-Will Employment. The Company and the Employee acknowledge that the Employee’s employment is and shall continue to be at-will, as defined under applicable law, except as may otherwise be specifically provided by applicable law or under the terms of any written formal employment agreement or offer letter between the Company and the Employee (an “Employment Agreement”). This Agreement does not constitute an agreement to employ Employee for any specific time.
     3. Severance Benefits.

          (a) In the event the Employee is terminated involuntarily by Company without Cause, as defined below, and provided the Employee executes the full release of claims in the form attached hereto as Exhibit A (“Release”) (with such changes as are reasonably required due to changes in California law between the date hereof and the time the Release is executed to effectuate the release of claims thereunder), within the applicable time period set forth therein, but in no event more than forty-five (45) days following termination, and permits such Release to become effective in accordance with its terms, the Employee will be entitled to receive the following severance benefits in a lump sum (less any withholding taxes): (i) an amount equal to twelve (12) months of base salary (as in effect immediately prior to the termination) and (ii) an amount equal to the Employee’s Annualized Target Bonus (as in effect immediately prior to the termination, as such term is defined in the Employee’s employment offer letter agreement dated July 22, 2008 , including any amendments thereto) for the fiscal year in which the termination occurs. The severance payment to which Employee is entitled shall be paid by the Company to Employee in cash not later than fifteen (15) calendar days after the effective date of the Release. In addition, if the Employee executes the Release, the Company will pay for continuation of Employee’s medical, dental, vision and life insurance (at the coverage levels in effect immediately prior to Employee’s termination) for a period of six months. For purposes of this Agreement, “Cause” is defined as: (i) willfully engaging in gross misconduct that is demonstrably injurious to Company; (ii) willful act or acts of dishonesty or malfeasance undertaken by the individual; (iii) conviction of or a plea of nolo contendere to a felony; or (iv) willful and continued refusal or failure to substantially perform duties with Company (other than incapacity due to physical or mental illness); provided that the action or conduct described in clause (iv) above will constitute “Cause” only if such failure continues after the Company’s Board of Directors has provided the individual with a written demand for substantial performance setting forth in detail the specific respects in which it believes the individual has willfully and not substantially performed the individual’s duties thereof and has been provided a reasonable opportunity (to be not less than 30 days) to cure the same.
          (b) Change of Control Benefits. In the event the Employee receives severance and other benefits pursuant to a change in control agreement that are greater than or equal to the amounts payable hereunder, then the Employee shall not be entitled to receive severance or any other benefits under this Agreement.
          (c) Internal Revenue Code Section 409A. Notwithstanding anything to the contrary set forth herein, any severance benefits shall not commence in connection with Employee’s termination of employment unless and until Employee has also incurred a “separation from service” within the meaning of Section 409A of the Internal Revenue Code (“Code Section 409A”), unless the Company reasonably determines that such amounts may be provided to Employee without causing Employee to incur the additional 20% tax under Code Section 409A. The severance benefits are intended to be payable pursuant to the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations and thereby exempt from application of Code Section 409A. Notwithstanding any other provision of this Agreement, if the Employee is a “specified employee” under Code Section 409A at the time of such separation from service and a delay in making any payment or providing any benefit under this Plan is required to avoid imposition of additional taxes under Code Section 409A, such payments shall not be made until after six (6) months following the date of the Employee’s separation from service as required by Code Section 409A.

     4. Successors.
          (a) The Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 7(a) or which becomes bound by the terms of this Agreement by operation of law. The term “Company” shall also include any direct or indirect that is majority owned by Juniper Networks, Inc.
          (b) The Employee’s Successors. The terms of this Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
     5. Notice.
          (a) General. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed (i) if to Employee, at his or her last known residential address and (ii) if to the Company, at the address of its principal corporate offices (attention: Secretary), or in any such case at such other address as a party may designate by ten (10) days’ advance written notice to the other party pursuant to the provisions above.
     6. Miscellaneous Provisions.
          (a) No Duty to Mitigate. The Employee shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Employee may receive from any other source.
          (b) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and by an authorized officer of the Company (other than the Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
          (c) Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

          (d) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof.
          (e) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have exclusive jurisdiction and venue over all controversies in connection with this Agreement.
          (f) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
          (g) Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable income and employment taxes.
          (h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
     IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

COMPANY	JUNIPER NETWORKS, INC.

By:

Name:

Title:

EMPLOYEE

Kevin R. Johnson

Exhibit A
GENERAL RELEASE
     This GENERAL RELEASE of claims (“Agreement”) is entered into by and between Juniper Networks, Inc. (the “Company” or “Juniper”) and Kevin R. Johnson (“Johnson”). In consideration of the mutual promises contained herein, and for other good and sufficient consideration, receipt of which is hereby acknowledged, the parties agree as follows:
          A. The Company and Johnson have entered into certain severance agreements and change of control agreements, pursuant to which Johnson will receive certain severance benefits provided Johnson has executed a release of claims.
          B. Johnson for Johnson, and for Johnson’s heirs, executors, administrators, assigns, and successors, agrees as follows:
               1. To forever fully release, remise, acquit and discharge the Company, its predecessors and successors, and its subsidiaries, officers, directors, agents, attorneys, employees and assigns (hereafter collectively referred to as “Releasees”), and covenant not to sue or otherwise institute or cause to be instituted or any way participate in (except at the request of the Company) legal or administrative proceedings against Releasees with respect to any matter, including, without limitation, any matter arising out of or connected with Johnson’s employment with the Company or the termination of that employment, including any and all liabilities, claims, demands, contracts, debts, obligations and causes of action of every nature, kind and description, in law, equity, or otherwise, whether or not now known or ascertained, which exist on or before the date that this Agreement becomes effective under Section C 10(d). This provision is intended by the parties to be all encompassing and to act as a full and total release of any claim, except for those claims that cannot be released by private agreement, whether specifically enumerated herein or not, that the Johnson might have or has had, that exists or ever has existed on or to the date of this Agreement.
               2. That at all times in the future Johnson will remain bound by the Juniper Employment, Confidential Information, Inventions Assignment and Arbitration Agreement previously executed by Johnson (or any comparable employee inventions assignment and confidentiality agreement entered into with Juniper or any of its subsidiaries or affiliates). Johnson agrees that for a period of twelve (12) months immediately following the termination of Johnson’s relationship with Juniper, Johnson shall not either solicit, induce, recruit, interview, or encourage any of the employees of Juniper or any of its subsidiaries, affiliates or parents, to leave their employment, or attempt to solicit, induce, or recruit employees of Juniper or any of its subsidiaries, affiliates or parents, either for Johnson or for any other person or entity.
               3. That Johnson is waiving any rights Johnson may have had or now has to pursue any and all remedies available to Johnson under any employment-related cause of action against Releasees, including without limitation, claims of wrongful discharge, retaliation, emotional distress, defamation, fraud, breach of contract, breach of the covenant of good faith and fair dealing, violation of the provisions of the California Labor Code, the Employee Retirement Income Security Act, and any other laws and regulations relating to employment or termination of employment. Johnson further acknowledges and expressly agrees that Johnson is waiving any and all rights Johnson may have had or now has to pursue any claim of discrimination, including but not limited to, any claim of discrimination or harassment based on sex, age, race, national origin, disability, or on any other basis, under Title VII of the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, the California Constitution, the Equal Pay Act of 1963, the Age Discrimination in Employment Act of 1967, as amended, and all other laws and regulations relating to employment.
               4. That Johnson will not, except as may be mandated by statutory or regulatory requirements or as may be required by legal process, disclose to others the fact or terms of this settlement, the amounts referred to in this Agreement, or the fact of the payment of said amounts, except that Johnson may disclose that information to Johnson’s attorneys, accountants or other professional advisors to whom the disclosure is necessary to effectuate the purposes for which Johnson has consulted with such professional advisors. Johnson understands that this covenant of non-disclosure is a material inducement to the Company for the making of this settlement and that, for the breach thereof the Company will be entitled to pursue its legal and equitable remedies, including, without limitation, the right to seek injunctive relief.
          C. The Company and Johnson, for himself and Johnson’s heirs, executors, administrators, assigns, and successors, jointly agree as follows:
               1. That nothing contained in this Agreement shall constitute or be treated as an admission by Releasees or Johnson of liability, of any wrongdoing, or of any violation of law.
               2. That if any provision of this Agreement is found to be unenforceable, it shall not affect the enforceability of the remaining provisions and the court shall enforce all remaining provisions to the extent permitted by law.
               3. The parties agree that this Agreement constitutes the entire agreement between the parties regarding the subject matter of this Agreement, and that this Agreement may be modified only in a written document executed by Johnson and a duly authorized officer of the Company.
               4. That this Agreement extends to all claims of every nature and kind, known or unknown, suspected or unsuspected, past or present, arising from or attributable to Johnson’s employment with the Company or the termination of that employment, and that the Company and Johnson hereby expressly waive any and all rights granted to them under Section 1542 of the California Civil Code (or any analogous state law or federal law or regulation), which reads as follows:
A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her, must have materially affected his or her settlement with the debtor.
               5. That this Agreement shall bind and benefit Johnson’s heirs, executors, administrators, successors, assigns, and each of them; it shall also bind and benefit the Company and its successors and assigns.
               6. That this Agreement shall be deemed to have been entered into in the State of California and shall be construed and interpreted in accordance with the laws of that state.
               7. That should there hereafter be any litigation between or among any of the parties to this Agreement alleging a breach of this Agreement or seeking enforcement of this Agreement, the prevailing party in such litigation shall be entitled to recover its or its reasonable attorneys’ fees and costs of such litigation from the other party.

               8. That each party hereby agrees to accept and assume the risk that any fact with respect to any matter covered by this Agreement may hereafter be found to be other than or different from the facts it believes at the time of this Agreement to be true, and agrees that this Agreement shall be and will remain effective notwithstanding any such difference in fact.
               9. That this Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one agreement. Execution of a facsimile copy shall have the same force and effect as execution of an original, and a facsimile signature shall be deemed an original and valid signature.
               10. Johnson hereby acknowledges and understands and Johnson agrees that:
                    a) Johnson may have at least twenty-one (21) days after receipt of this Agreement within which Johnson may review and consider it, discuss it with an attorney of Johnson’s own choosing, and decide to execute or not execute this Agreement;
                    b) Johnson has seven (7) days after the execution of this Agreement within which Johnson may revoke this Agreement;
                    c) In order to revoke this Agreement, Johnson must deliver to the Company’s General Counsel, Mitch Gaynor, on or before seven (7) days after the execution of this Agreement, a letter stating that Johnson is revoking this Agreement; and
                    d) This Agreement shall not become effective or enforceable until after the expiration of seven (7) days following the date Johnson executes this Agreement.
               11. That they have read and understand this Agreement, and that they affix their signatures hereto voluntarily and without coercion. Johnson further acknowledges that Johnson has at least twenty-one (21) days within which to consider this Agreement, that Johnson was advised by the Company to consult with an attorney of Johnson’s own choosing concerning the waivers contained in and the terms of this Agreement, and that the waivers Johnson has made and the terms Johnson has agreed to herein are knowing, conscious and with full appreciation that Johnson is forever foreclosed from pursuing any of the rights so waived.

Dated:

Kevin R. Johnson

Dated:

Juniper Networks, Inc.

By:

Title: Sr. Vice President and General Counsel

Exhibit C
JUNIPER NETWORKS, INC.
CHANGE OF CONTROL AGREEMENT
     This Change of Control Agreement (the “Agreement”) is made and entered into by and between Kevin R. Johnson (the “Employee”) and Juniper Networks, Inc., a Delaware Corporation (the “Company”), effective as of September ___, 2008 (the “Effective Date”).
RECITALS
     1. It is expected that the Company from time to time will consider the possibility of an acquisition by another company or other change of control. The Board of Directors of the Company (the “Board”) recognizes that such consideration can be a distraction to the Employee and can cause the Employee to consider alternative employment opportunities. The Board has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication and objectivity of the Employee, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined herein) of the Company.
     2. The Board believes that it is in the best interests of the Company and its stockholders to provide the Employee with an incentive to continue his or her employment and to motivate the Employee to maximize the value of the Company upon a Change of Control for the benefit of its stockholders.
     3. The Board believes that it is imperative to provide the Employee with certain severance benefits upon certain terminations of employment following a Change of Control. These benefits will provide the Employee with enhanced financial security and incentive and encouragement to remain with the Company notwithstanding the possibility of a Change of Control.
     4. Certain capitalized terms used in the Agreement are defined in Section 6 below.
AGREEMENT
     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:
     1. Term of Agreement. This Agreement may not be amended or terminated by the Company prior to January 1, 2013 without the Employee’s written consent. The Company reserves the right to amend or terminate this Agreement or the benefits to be provided to Employee hereunder at any time effective from and after January 1, 2013; provided, however, that no such amendment or termination shall be effective unless at least twelve (12) months prior written notice of such amendment has been provided to the Employee. Following the Employee’s termination of employment, this Agreement will automatically terminate as of the date that all of the obligations of the parties hereto with respect to this Agreement, if any, have been satisfied.
     2. At-Will Employment. The Company and the Employee acknowledge that the Employee’s employment is and shall continue to be at-will, as defined under applicable law, except as may otherwise be specifically provided under the terms of any written formal employment agreement or offer letter between the Company and the Employee (an “Employment Agreement”). If the Employee’s employment terminates for any reason, including (without limitation) any termination prior to a Change of Control, the Employee shall not be entitled to any payments, benefits, damages, awards or compensation other than as provided by this Agreement or under his or her Employment Agreement, or as may otherwise be available in accordance with the Company’s established employee plans.
     3. Severance Benefits.
          (a) Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason Following a Change of Control Period. If the Employee signs, delivers and does not revoke a release of claims with the Company in the form attached hereto as Exhibit A (the “Release”) (with such changes as are reasonably required due to changes in California law between the date hereof and the time the Release is executed to effectuate the release of claims thereunder) within the applicable time period set forth therein, but in no event later than forty-five (45) days following termination, and either (i) between the date that is twelve (12) months following a Change of Control and the date that is eighteen (18) months following a Change of Control, the Employee terminates his or her employment with the Company (or any parent or subsidiary of the Company) for “Good Reason” (as defined herein), provided however, that the grounds for Good Reason may arise at anytime within the eighteen (18) months following the Change of Control; or (ii) within eighteen (18) months following a Change of Control, the Company (or any parent or subsidiary of the Company) terminates the Employee’s employment for other than “Cause” (as defined herein), then the Employee shall receive the following severance from the Company:
               (i) Severance Payment. The Employee shall be entitled to receive a lump-sum severance payment (less applicable withholding taxes) equal to 100% of the Employee’s annual base salary (as in effect immediately prior to (A) the Change of Control, or (B) the Employee’s termination, whichever is greater) plus 100% of an amount equal to the Employee’s Annualized Bonus Target (as such term is defined in the Employee’s employment offer letter agreement dated July 22, 2008, including any amendments thereto) for the fiscal year in which the Change of Control or the Employee’s termination occurs, whichever is greater.
               (ii) Equity Compensation Acceleration. One hundred percent (100%) of the then unvested Employee’s outstanding stock options, stock appreciation rights, restricted stock units and other Company equity compensation awards (the “Equity Compensation Awards”) that vest based on time (such as an option that vests 25% on the first anniversary of grant and 1/48th monthly thereafter) shall immediately vest and became exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse). With respect to Equity Compensation Awards that vest wholly or in part based on factors other than time, such as performance (whether individual or based on external measures such as Company performance, market share, stock price, etc.), (i) any portion for which the measurement or performance period or performance measures have been completed and the resulting quantities have been determined or calculated, shall immediately vest and become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse) and (ii) the remaining portions shall immediately vest and become exercisable (and any rights of repurchase by the Company or restriction on sale shall lapse) in an amount equal to the number that would be calculated if the performance measures were achieved at the target level (for example, if the employee were granted 300 three year performance shares, where (a) the amount that can be earned is determined each year based on performance against annual performance targets but the entire amount vests at the end of the three years and (b) at target performance levels the employee could earn 1/3 of the amount each year and (c) the first year had been completed and the performance resulted in a calculation that 85 shares were earned and (d) the employee is terminated prior to the completion of year 2, then the amount that would vest and become immediately exercisable would be 285 shares — representing the 85 shares calculated for year 1 and the target amount of 100 shares for each of year 2 and year 3); provided however, that if there is no “target” number, then the number that vest shall be 100% of the amounts that could vest with respect to that measurement period. Any Company stock options and stock appreciation rights shall thereafter remain exercisable following the Employee’s employment termination for the period prescribed in the respective option and stock appreciation right agreements
               (iii) Continued Employee Benefits. To the extent permitted to be continued under COBRA coverage, Company-paid health, dental and vision insurance coverage at the same level of coverage as was provided to such Employee immediately prior to the Change of Control and at the same ratio of Company premium payment to Employee premium payment as was in effect immediately prior to the Change of Control (the “Company-Paid Coverage”). If such coverage included the Employee’s dependents immediately prior to the Change of Control, such dependents shall also be covered at Company expense. Company-Paid Coverage shall continue until the earlier of (i) twelve (12) months from the date of termination, or (ii) the date upon which the Employee and his dependents become covered under another employer’s group health, dental and vision insurance plans that provide Employee and his dependents with comparable benefits and levels of coverage. For purposes of Title X of the Consolidated Budget Reconciliation Act of 1985 (“COBRA”), the date of the “qualifying event” for Employee and his or her dependents shall be the date upon which the Company-Paid Coverage terminates.
          (b) Timing of Severance Payments. Subject to the provisions of Section 3(e), one half of the severance payment to which Employee is entitled shall be paid by the Company to Employee in cash not later than 30 calendar days after the effective date of the Release. The other half of the severance payment to which Employee is entitled shall be paid by the Company to Employee in cash within the 91-180 day period following the effective date of the Release. If the Employee should die before all amounts have been paid, such unpaid amounts shall be paid in a lump-sum payment (less any withholding taxes) to the Employee’s designated beneficiary, if living, or otherwise to the personal representative of the Employee’s estate within the time periods specified above.
          (c) Voluntary Resignation; Termination for Cause. If the Employee’s employment with the Company terminates (i) voluntarily by the Employee other than for Good Reason, or (ii) for Cause by the Company, then the Employee shall not be entitled to receive severance or other benefits except for those (if any) as may then be established under the Company’s then existing severance and benefits plans and practices or pursuant to other written agreements with the Company.
          (d) Termination Outside of Change of Control Period. In the event the Employee’s employment is terminated for any reason or if the Employee terminates for Good Reason, either prior to the occurrence of a Change of Control or after the eighteen (18) month period following a Change of Control, then the Employee shall be entitled to receive severance and any other benefits only as may then be established under the Company’s existing written severance and benefits plans and practices or pursuant to other written agreements with the Company.
          (e) Internal Revenue Code Section 409A. Notwithstanding anything to the contrary set forth herein, any severance benefits shall not commence in connection with Employee’s termination of employment unless and until Employee has also incurred a “separation from service” within the meaning of Section 409A of the Internal Revenue Code (“Code Section 409A”), unless the Company reasonably determines that such amounts may be provided to Employee without causing Employee to incur the additional 20% tax under Code Section 409A. Notwithstanding the provisions of Section 3(b) above, if the Employee is a “specified employee” under Code Section 409A at the time of such separation from service and a delay in making any payment or providing any benefit under this Agreement is required to avoid imposition of additional taxes under Code Section 409A, such payments or benefits shall not be made until after six (6) months following the date of the Employee’s separation from service as required by Code Section 409A and then shall be paid in arrears in full.
     4. Conditional Nature of Severance Payments and Benefits.
          (a) Noncompete. Employee acknowledges that the nature of the Company’s business is such that if Employee were to become employed by, or substantially involved in, the business of a competitor of the Company during the twelve (12) months following the termination of Employee’s employment with the Company, it would be very difficult for Employee not to rely on or use the Company’s trade secrets and confidential information. Thus, to avoid the inevitable disclosure of the Company’s trade secrets and confidential information, Employee agrees and acknowledges that Employee’s right to receive the severance benefits set forth in Section 3(a) (to the extent Employee is otherwise entitled to such payments) shall be conditioned upon Employee not directly or indirectly engaging in (whether as an employee, consultant, agent, proprietor, principal, partner, stockholder, corporate officer, director or otherwise), nor having any ownership interested in or participating in the financing, operation, management or control of, any person, firm, corporation or business in Competition (as defined herein) with Company. Notwithstanding the foregoing, Employee may, without violating this Section 4, own, as a passive investment, shares of capital stock of a corporation or other entity that engages in Competition where the number of shares of such corporation’s capital stock that are owned by Employee represent less than three percent of the total number of shares of such entity’s capital stock outstanding.
          (b) Non-Solicitation. Until the date twelve (12) months after the termination of Employee’s employment with the Company for any reason, Employee agrees and acknowledges that Employee’s right to receive the severance payments set forth in Section 3(a) (to the extent Employee is otherwise entitled to such payments) shall be conditioned upon Employee neither directly nor indirectly soliciting, inducing, recruiting or encouraging an employee to leave his or her employment either for Employee or for any other entity or person with which or whom Employee has a business relationship.
          (c) Understanding of Covenants. Employee represents that he (i) is familiar with the foregoing covenants not to compete and not to solicit, and (ii) is fully aware of his obligations hereunder, including, without limitation, the reasonableness of the length of time, scope and geographic coverage of these covenants.
          (d) Remedy for Breach. Upon any breach of this section by Employee, all severance payments and benefits pursuant to this Agreement shall immediately cease and any stock options or stock appreciation rights then held by Employee shall immediately terminate and be without further force and effect, and Employee shall return all of the consideration paid by the Company under this Section 3 and remit any shares of Restricted Stock or shares purchased under stock options to the extent vesting accelerated under Section 3 above (or the profits from the sale of such shares if they are or have been sold).
     5. Golden Parachute Excise Tax Treatment.
          (a) Subject to the limitations set forth below in this Section 5(a) and in Section 5(b), if any payment, distribution or benefit Employee would receive from the Company or otherwise, but determined without regard to any additional payment required under this Section 5, pursuant to a Change of Control (each a “Payment” and collectively the “Payments”), would (i) constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties payable with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then Employee shall be entitled to receive from the Company (or have the Company pay on Employee’s behalf) an additional payment (the “Gross-Up Payment”) in an amount that shall fund Employee’s payment of any Excise Tax on the Payments as well as all income and employment taxes imposed on the Gross-Up Payment, any Excise Tax imposed on the Gross-Up Payment and any interest or penalties imposed with respect to income and employment taxes imposed on the Gross-Up Payment. Notwithstanding the foregoing, the maximum Gross-Up Payment required to be paid by the Company pursuant to this provision shall not exceed $5,000,000. Any additional Excise Tax shall be the Employee’s sole responsibility, and the Company shall not make any additional Gross-Up Payment with respect to such amounts.
          (b) The Company shall make no Gross-Up Payment if the total Payments do not exceed $1,000,000 above the Safe Harbor Amount, in which case, the Payments shall be either be:
               (i) delivered in full, or
               (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code,

whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Section 4999, results in the receipt by Employee, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. For purposes of this provision, Safe Harbor Amount means 2.99 times Employee’s “base amount,” within the meaning of Section 280G(b)(3) of the Code, so that no amount of the Payments is subject to the Excise Tax.
          (c) Any reduction of the Payments due and made hereunder, if applicable, shall be made by first reducing the severance benefits provided under Section 3(a)(i), 3(a)(ii) and 3(a)(iii) of this Agreement, in that order. In the event that acceleration of vesting of stock award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Employee’s stock awards unless Employee elects in writing a different order for cancellation.
          (d) Unless the Company and the Employee otherwise agree in writing, the determination of Employee’s excise tax liability and the amount required to be paid under this Section 5 shall be made in writing by a nationally recognized “Big Four” accounting firm (the “Accountants”). For purposes of making the calculations required by this Section 5, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. For the purposes of this provision, Employee’s applicable Federal, state and local taxes shall be computed at the maximum marginal rates. The Company and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 5. Any Gross Up Payment payable hereunder shall be paid, subject to Section 3(e) hereof, within 30 days following the receipt by the Company of the Accountant’s determination, but in no event later than the end of the taxable year following the taxable year in which Employee remitted the applicable taxes.
     6. Definition of Terms. The following terms referred to in this Agreement shall have the following meanings:
          (a) Cause. “Cause” shall mean (i) an act of personal dishonesty taken by the Employee in connection with his responsibilities as an employee and intended to result in substantial personal enrichment of the Employee, (ii) Employee being convicted of, or pleading nolo contendere to a felony, (iii) a willful act by the Employee which constitutes gross misconduct and which is injurious to the Company, (iv) following delivery to the Employee of a written demand for performance from the Company which describes the basis for the Company’s reasonable belief that the Employee has not substantially performed his duties, continued violations by the Employee of the Employee’s obligations to the Company which are demonstrably willful and deliberate on the Employee’s part.
          (b) Change of Control. “Change of Control” means the occurrence of any of the following:

               (i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities; or
               (ii) Any action or event occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” shall mean directors who either (A) are directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or
               (iii) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or
               (iv) The consummation of the sale, lease or other disposition by the Company of all or substantially all the Company’s assets.
          (c) Competition. Means the development, marketing or sale of networking equipment or network security software or products in the United. For the avoidance of doubt, Competition includes, but is not limited to, Cisco Systems, Huawei, Alcatel, Checkpoint, and Foundry.
          (d) Disability. “Disability” shall mean that the Employee has been unable to perform his or her Company duties as the result of his incapacity due to physical or mental illness, and such inability, at least twenty-six (26) weeks after its commencement, is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Employee or the Employee’s legal representative (such Agreement as to acceptability not to be unreasonably withheld). Termination resulting from Disability may only be effected after at least thirty (30) days’ written notice by the Company of its intention to terminate the Employee’s employment. In the event that the Employee resumes the performance of substantially all of his or her duties hereunder before the termination of his or her employment becomes effective, the notice of intent to terminate shall automatically be deemed to have been revoked.
          (e) Good Reason. “Good Reason” means without the Employee’s express written consent (i) any material reduction of the Employee’s duties, title, authority or responsibilities or a material change in Employee’s reporting relationship, relative to the Employee’s duties, title, authority or responsibilities and reporting relationship as in effect immediately prior to such reduction; (ii) a substantial reduction of the facilities and perquisites (including office space and location) available to the Employee immediately prior to such reduction; (iii) a reduction by the

Company in the base compensation or total target cash compensation of the Employee as in effect immediately prior to such reduction; (iv) a material reduction by the Company in the kind or level of benefits to which the Employee was entitled immediately prior to such reduction with the result that such Employee’s overall benefits package is significantly reduced; (v) the relocation of the Employee to a facility or a location more than forty (40) miles from such Employee‘s then present location.
     7. Successors.
          (a) The Company’s Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets shall assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business and/or assets which executes and delivers the assumption agreement described in this Section 7(a) or which becomes bound by the terms of this Agreement by operation of law.
          (b) The Employee’s Successors. The terms of this Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
     8. Notice.
          (a) General. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (1) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed (i) if to Employee, at his or her last known residential address and (ii) if to the Company, at the address of its principal corporate offices (attention: Secretary), or in any such case at such other address as a party may designate by ten (10) days’ advance written notice to the other party pursuant to the provisions above.
          (b) Notice of Termination. Any termination by the Company for Cause or by the Employee for Good Reason or Disability or as a result of a voluntary resignation shall be communicated by a notice of termination to the other party hereto given in accordance with Section 8(a) of this Agreement. Such notice shall indicate the specific termination provision in this Agreement relied upon, shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and shall specify the termination date (which shall be not more than thirty (30) days after the giving of such notice). The failure by the Employee to include in the notice any fact or circumstance which contributes to a showing of Good Reason or

Disability shall not waive any right of the Employee hereunder or preclude the Employee from asserting such fact or circumstance in enforcing his or her rights hereunder.
     9. Miscellaneous Provisions.
          (a) No Duty to Mitigate. The Employee shall not be required to mitigate the amount of any payment contemplated by this Agreement, nor shall any such payment be reduced by any earnings that the Employee may receive from any other source.
          (b) Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and by an authorized officer of the Company (other than the Employee). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.
          (c) Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.
          (d) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof.
          (e) Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have exclusive jurisdiction and venue over all controversies in connection with this Agreement.
          (f) Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.
          (g) Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable income and employment taxes.
          (h) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.
     IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

COMPANY	JUNIPER NETWORKS, INC.

By:

Name:

Title:

EMPLOYEE

Kevin R. Johnson

Exhibit A

GENERAL RELEASE
     This GENERAL RELEASE of claims (“Agreement”) is entered into by and between Juniper Networks, Inc. (the “Company” or “Juniper”) and Kevin R. Johnson (“Johnson”). In consideration of the mutual promises contained herein, and for other good and sufficient consideration, receipt of which is hereby acknowledged, the parties agree as follows:
          The Company and Johnson have entered into certain severance agreements and change of control agreements, pursuant to which Johnson will receive certain severance benefits provided Johnson has executed a release of claims.
          Johnson for Johnson, and for Johnson’s heirs, executors, administrators, assigns, and successors, agrees as follows:
               To forever fully release, remise, acquit and discharge the Company, its predecessors and successors, and its subsidiaries, officers, directors, agents, attorneys, employees and assigns (hereafter collectively referred to as “Releasees”), and covenant not to sue or otherwise institute or cause to be instituted or any way participate in (except at the request of the Company) legal or administrative proceedings against Releasees with respect to any matter, including, without limitation, any matter arising out of or connected with Johnson’s employment with the Company or the termination of that employment, including any and all liabilities, claims, demands, contracts, debts, obligations and causes of action of every nature, kind and description, in law, equity, or otherwise, whether or not now known or ascertained, which exist on or before the date that this Agreement becomes effective under Section C 10(d). This provision is intended by the parties to be all encompassing and to act as a full and total release of any claim, except for those claims that cannot be released by private agreement, whether specifically enumerated herein or not, that the Johnson might have or has had, that exists or ever has existed on or to the date of this Agreement.
               That at all times in the future Johnson will remain bound by the Juniper Employment, Confidential Information, Inventions Assignment and Arbitration Agreement previously executed by Johnson (or any comparable employee inventions assignment and confidentiality agreement entered into with Juniper or any of its subsidiaries or affiliates). Johnson agrees that for a period of twelve (12) months immediately following the termination of Johnson’s relationship with Juniper, Johnson shall not either solicit, induce, recruit, interview, or encourage any of the employees of Juniper or any of its subsidiaries, affiliates or parents, to leave their employment, or attempt to solicit, induce, or recruit employees of Juniper or any of its subsidiaries, affiliates or parents, either for Johnson or for any other person or entity.
               That Johnson is waiving any rights Johnson may have had or now has to pursue any and all remedies available to Johnson under any employment-related cause of action against Releasees, including without limitation, claims of wrongful discharge, retaliation, emotional distress, defamation, fraud, breach of contract, breach of the covenant of good faith and fair dealing, violation of the provisions of the California Labor Code, the Employee Retirement Income Security Act, and any other laws and regulations relating to employment or termination of employment. Johnson further acknowledges and expressly agrees that Johnson is waiving any and all rights Johnson may have had or now has to pursue any claim of discrimination, including but not limited to, any claim of discrimination or harassment based on sex, age, race, national origin, disability, or on any other basis, under Title VII of the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, the California Constitution, the Equal Pay Act of 1963, the Age Discrimination in Employment Act of 1967, as amended, and all other laws and regulations relating to employment.
               That Johnson will not, except as may be mandated by statutory or regulatory requirements or as may be required by legal process, disclose to others the fact or terms of this settlement, the amounts referred to in this Agreement, or the fact of the payment of said amounts, except that Johnson may disclose that information to Johnson’s attorneys, accountants or other professional advisors to whom the disclosure is necessary to effectuate the purposes for which Johnson has consulted with such professional advisors. Johnson understands that this covenant of non-disclosure is a material inducement to the Company for the making of this settlement and that, for the breach thereof the Company will be entitled to pursue its legal and equitable remedies, including, without limitation, the right to seek injunctive relief.
          The Company and Johnson, for himself and Johnson’s heirs, executors, administrators, assigns, and successors, jointly agree as follows:
               That nothing contained in this Agreement shall constitute or be treated as an admission by Releasees or Johnson of liability, of any wrongdoing, or of any violation of law.
               That if any provision of this Agreement is found to be unenforceable, it shall not affect the enforceability of the remaining provisions and the court shall enforce all remaining provisions to the extent permitted by law.
               The parties agree that this Agreement constitutes the entire agreement between the parties regarding the subject matter of this Agreement, and that this Agreement may be modified only in a written document executed by Johnson and a duly authorized officer of the Company.
               That this Agreement extends to all claims of every nature and kind, known or unknown, suspected or unsuspected, past or present, arising from or attributable to Johnson’s employment with the Company or the termination of that employment, and that the Company and Johnson hereby expressly waive any and all rights granted to them under Section 1542 of the California Civil Code (or any analogous state law or federal law or regulation), which reads as follows:
A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which, if known by him or her, must have materially affected his or her settlement with the debtor.
               That this Agreement shall bind and benefit Johnson’s heirs, executors, administrators, successors, assigns, and each of them; it shall also bind and benefit the Company and its successors and assigns.
               That this Agreement shall be deemed to have been entered into in the State of California and shall be construed and interpreted in accordance with the laws of that state.
               That should there hereafter be any litigation between or among any of the parties to this Agreement alleging a breach of this Agreement or seeking enforcement of this Agreement, the prevailing party in such litigation shall be entitled to recover its or its reasonable attorneys’ fees and costs of such litigation from the other party.
          That each party hereby agrees to accept and assume the risk that any fact with respect to any matter covered by this Agreement may hereafter be found to be other than or different from the facts it believes at the time of this Agreement to be true, and agrees that this Agreement shall be and will remain effective notwithstanding any such difference in fact.
          That this Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one agreement. Execution of a facsimile copy shall have the same force and effect as execution of an original, and a facsimile signature shall be deemed an original and valid signature.
          Johnson hereby acknowledges and understands and Johnson agrees that:
               Johnson may have at least twenty-one (21) days after receipt of this Agreement within which Johnson may review and consider it, discuss it with an attorney of Johnson’s own choosing, and decide to execute or not execute this Agreement;
               Johnson has seven (7) days after the execution of this Agreement within which Johnson may revoke this Agreement;
               In order to revoke this Agreement, Johnson must deliver to the Company’s General Counsel, Mitch Gaynor, on or before seven (7) days after the execution of this Agreement, a letter stating that Johnson is revoking this Agreement; and
               This Agreement shall not become effective or enforceable until after the expiration of seven (7) days following the date Johnson executes this Agreement.
          That they have read and understand this Agreement, and that they affix their signatures hereto voluntarily and without coercion. Johnson further acknowledges that Johnson has at least twenty-one (21) days within which to consider this Agreement, that Johnson was advised by the Company to consult with an attorney of Johnson’s own choosing concerning the waivers contained in and the terms of this Agreement, and that the waivers Johnson has made and the terms Johnson has agreed to herein are knowing, conscious and with full appreciation that Johnson is forever foreclosed from pursuing any of the rights so waived.

Dated:

Kevin R. Johnson

Juniper Networks, Inc.

Dated:

By:

Title: Sr. Vice President and General Counsel

Exhibit D
JUNIPER NETWORKS, INC.
CONFIDENTIAL INFORMATION,
INVENTION ASSIGNMENT, AND ARBITRATION AGREEMENT
     As a condition of my employment with Juniper Networks, Inc., its subsidiaries, affiliates, successors or assigns (together the “Company”), and in consideration of my employment with the Company and my receipt of the compensation now and hereafter paid to me by Company, I agree with the Company to the following:
     I . At-Will Employment. I UNDERSTAND AND ACKNOWLEDGE THAT MY EMPLOYMENT WITH THE COMPANY IS FOR AN UNSPECIFIED DURATION AND CONSTITUTES “AT-WILL” EMPLOYMENT. I ALSO UNDERSTAND THAT ANY REPRESENTATION TO THE CONTRARY IS UNAUTHORIZED AND NOT VALID UNLESS OBTAINED IN WRITING AND SIGNED BY AN OFFICER OF THE COMPANY. I ACKNOWLEDGE THAT THIS EMPLOYMENT RELATIONSHIP MAY BE TERMINATED AT ANY TIME, WITH OR WITHOUT GOOD CAUSE OR FOR ANY OR NO CAUSE, AT THE OPTION EITHER OF THE COMPANY OR MYSELF, WITH OR WITHOUT NOTICE.
     2. Confidential Information.
          (a) Company Information. I agree at all times during the term of my employment and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, firm or corporation without written authorization of the Board of Directors of the Company, any Confidential Information of the Company. I understand that “Confidential Information” means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customer lists and customers (including, but not limited to, customers of the Company on whom I called during the term of my employment), markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing or finances disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment. I further understand that Confidential Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved or such items that are known previous to my employment and are set forth in Exhibit A.
          (b) Former Employer Information. I agree that I will not, during my employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that I will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.
          Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company’s agreement with such third party.
     3. Inventions.
          (a) Inventions Retained and Licensed. I have attached hereto, as Exhibit A, a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me prior to my employment with the Company (collectively referred to as “Prior Inventions”), which belong to me, which relate to the Company’s proposed business, products or research and development, and which are not assigned to the Company hereunder, or, if no such list is attached, I represent that there are no such Prior Inventions. If in the course of any employment with the Company, I incorporate into a Company product, process or machine a Prior Invention owned by me or in which I have, an ownership interest, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or machine, which shall be in written form and agreed to by both parties.
          (b) Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all my right, title, and interest in and to any and all inventions, original works of authorship, developments, concepts, improvements, designs, discoveries, ideas, trademarks or trade secrets, whether or not patentable or registrable under copyright or similar laws, which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employ of the Company (collectively referred to as “Inventions”), except as provided in Section 3(f) below. I further acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company and which are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act. I understand and agree that the decision whether or not to commercialize or market any invention developed by me solely or jointly with others is within the Company’s sole discretion and for the Company’s sole benefit and that no royalty will be due to me as a result of the Company’s efforts to commercialize or market any such invention.

          (c) Inventions Assigned to the United States. I agree to assign to the United States Government all my right, title, and interest in and to any and all Inventions whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.
          (d) Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that may be specified by the Company. The records will be available to and remain the sole property of the Company at all times.
          (e) Patent and Copyright Registrations. I agree to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns, and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me.
          (f) Exception to Assignments. I understand that the provisions of this Agreement requiring assignment of Inventions to the Company do not apply to any invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit B). I will advise the Company promptly in writing of any inventions that I believe meet the criteria in California Labor Code Section 2870 and not otherwise disclosed on Exhibit A.
     4. Conflicting Employment. I agree that, during the term of my employment with the Company, I will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of my employment, nor will I engage in any other activities that conflict with my obligations to the Company. Any non-conflicting activities are to be approved in writing by the Company, such approval not to be unreasonably withheld.

5. Returning Company Documents. I agree that, at the time of leaving the employ of the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by me pursuant to my employment with the Company or otherwise belonging to the Company, its successors or assigns. In the event of the termination of my employment, I agree to sign and deliver the “Termination Certification” attached hereto as Exhibit C.
     6. Notification of New Employer. In the event that I leave the employ of the Company, I hereby grant consent to notification by the Company to my new employer about my rights and obligations under this Agreement.
     7. Solicitation of Employees. I agree that for a period of twelve (12) months immediately following the termination of my relationship with the Company for any reason, whether with or without cause, I shall not either solicit, induce, recruit (including, but not limited to, participating in interviews) or encourage any of the Company’s employees to leave their employment, or attempt to solicit, induce, or recruit employees of the Company, either for myself or for any other person or entity.
     8. Conflict of Interest Guidelines. I agree to diligently adhere to the Conflict of Interest Guidelines attached as Exhibit D hereto.
     9. Representations. I agree to verify any proper document required to carry out the terms of this Agreement. I represent that my performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any oral or written agreement in conflict herewith.
     10. Arbitration and Equitable Relief.
(a) Arbitration. Any claim, dispute or controversy arising out of this Agreement, or its interpretation, validity or enforcement, or any other claim arising from my employment relationship with the Company, shall be submitted by the parties to final, binding and confidential arbitration by the American Arbitration Association (“AAA”), in San Francisco, California, conducted before a single arbitrator under the then-applicable AAA rules.  By agreeing to this arbitration procedure, I and the Company waive the right to resolve any such dispute, claim or demand through a trial by jury or judge or by administrative proceeding.  I will have the right to be represented by legal counsel at any arbitration proceeding.  The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based.  The Company shall pay all AAA arbitration fees, except the amount of such fees equivalent to the filing fee I would have paid if the claim had been litigated in court.  Nothing in this offer letter is intended to prevent either me or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any arbitration, including but not limited to any disputes or claims relating to or arising out of the misuse or appropriation of the Company’s trade secrets or confidential and proprietary information.  Judgment may be entered on the award of the arbitration in any court having jurisdiction.
          (b) Equitable Remedies. I AGREE THAT IT WOULD BE IMPOSS1BLE OR INADEQUATE TO MEASURE AND CALCULATE THE COMPANYS DAMAGES FROM ANY BREACH OF THE COVENANTS SET FORTH IN SECTIONS 2,3, AND 5 HEREIN. ACCORDINGLY, I AGREE THAT IF I BREACH ANY OF SUCH SECTIONS, BOTH PARTIES WILL HAVE AVAILABLE, IN ADDITION TO ANY OTHER RIGHT OR REMEDY AVAILABLE, THE RIGHT TO OBTAIN AN INJUNCTION FROM A COURT OF COMPETENT JURISDICTION RESTRAINING SUCH BREACH OR THREATENED BREACH AND TO SPECIFIC PERFORMANCE OF ANY SUCH PROVISION OF TIES AGREEMENT. BOTH PARTIES FURTHER AGREE THAT NO BOND OR OTHER SECURITY SHALL BE REQUIRED IN OBTAINING SUCH EQUITABLE RELIEF.
          (c) Consideration. I UNDERSTAND THAT EACH PARTY’S PROMISE TO RESOLVE CLAIMS BY ARBITRATION IN ACCORDANCE WITH THE PROVISIONS OF THIS AGREEMENT, RATHER THAN THROUGH THE COURTS, IS CONSIDERATION FOR OTHER PARTY’S LIKE PROMISE. I FURTHER UNDERSTAND THAT I AM OFFERED EMPLOYMENT IN CONSIDERATION OF MY PROMISE TO ARBITRATE CLAIMS.
     11. General Provisions.
          (a) Governing Law, Consent to Personal Jurisdiction. This Agreement will be governed by the laws of the State of California. I hereby expressly consent to the personal jurisdiction of the state and federal courts located in California for any lawsuit filed there against me by the Company arising from or relating to this Agreement, subject to the foregoing arbitration provision.
          (b) Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this agreement, will be effective unless in writing signed by the party to be charged. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

          (c) Severability. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.
          (d) Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

Date:	Signature

Name of Employee

(typed or printed)

Juniper Networks, Inc.

By:

Exhibit A
LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

Exhibit B
CALIFORNIA LABOR CODE SECTION 2870
INVENTION ON OWN TIME — EXEMPTION FROM AGREEMENT
     “(a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:
          (1) Relate at the time of conception or reduction to practice of the invention to the employees business, or actual or demonstrably anticipated research or development of the employer; or
          (2) Result from any work performed by the employee for the employer.
     (b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.”

Exhibit C
JUNIPER NETWORKS, INC.
TERMINATION CERTIFICATION
     This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to Juniper Networks, Inc., its subsidiaries, affiliates, successors or assigns (together, the “Company”).
     I further certify that I have complied with all the terms of the Company’s Employment, Confidential Information, Invention Assignment and Arbitration Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined therein), conceived or made by me (solely or jointly with others)’Covered by that agreement.
     I further agree that, in compliance with the Employment, Confidential Information, Invention Assignment, and Arbitration Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.
     I further agree that for twelve (12) months from this date, I will not solicit, induce, recruit or encourage any of the Company’s employees to leave their employment.
Date:

(Employee’s Signature)

(Type/Print Employee’s Name)

Exhibit D
JUNIPER NETWORKS, INC.
CONFLICT OF INTEREST GUIDELINES
     It is the policy of Juniper Networks, Inc. to conduct its affairs in strict compliance with the letter and spirit of the law and to adhere to the highest principles of business ethics. Accordingly, all officers, employees and independent contractors must avoid activities which are in conflict, or give the appearance of being in conflict, with these principles and with the interests of the Company. In addition to actions that may be prohibited or require approval under other Company policies, the following are potentially compromising situations which must be avoided. Any exceptions must be reported to the General Counsel and written approval for continuation must be obtained.
     1. Revealing confidential information to outsiders or misusing confidential information. Unauthorized divulging of information is a violation of this policy whether or not for personal gain and whether or not harm to the Company is intended. (The Employment, Confidential Information, Invention Assignment and Arbitration Agreement elaborates on this principle and is a binding agreement.)
     2. Accepting or offering substantial gifts, excessive entertainment, favors or payments which may be deemed to constitute undue influence or otherwise be improper or embarrassing to the Company.
     3. Initiating or approving personnel actions affecting reward or punishment of employees or applicants where there is a family relationship or is a personal or social involvement.
     4. Initiating or approving any form of personal or sexual harassment of employees.
     5. Investing or holding outside directorship in suppliers, customers, or competing companies, including financial speculations, where such investment or directorship would influence in any manner a decision or course of action of the Company. Employee agrees to abstain from any decision or course of action which would affect any such interest.
     6. Borrowing from or lending to employees, customers or suppliers.
     7. Knowingly acquiring real estate of interest to the Company.

     8. Improperly using or disclosing to the Company any proprietary information or trade secrets of any former or concurrent employer or other person or entity with whom obligations of confidentiality exist.
     9. Unlawfully discussing prices, costs, customers, sales or markets with competing companies or their employees.
     10. Making any unlawful agreement with distributors with respect to prices.
     11. Improperly using or authorizing the use of any inventions which are the subject of patent claims of any other person or entity.
     Each officer, employee and independent contractor must take every necessary action to ensure compliance with these guidelines and to bring problem areas to the attention of higher management for review. Violations of this conflict of interest policy may result in discharge without warning.